UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

NERDY INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

64081V 109

(CUSIP Number)

Frederic D. Fenton
c/o TCV
250 Middlefield Road
Menlo Park, California 94025
Telephone: (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 20, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: TCV VIII VT Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 17,496,879 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 17,496,879 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,496,879 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV VIII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,153,956 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 4,153,956 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,153,956 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV VIII VT Master GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 17,496,879 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 17,496,879 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,496,879 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: TCV VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 17,496,879 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 17,496,879 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,496,879 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: Technology Crossover Management VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 21,650,835 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 21,650,835 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 21,650,835 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(A) Please see Item 5.

1	NAMES OF REPORTING PERSONS: Technology Crossover Management VIII, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 21,650,835 SHARES OF COMMON STOCK (A)
	8	SHARED VOTING POWER: 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER: 21,650,835 SHARES OF COMMON STOCK (A)
	10	SHARED DISPOSITIVE POWER: 0 SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 21,650,835 SHARES OF COMMON STOCK
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(A) Please see Item 5.

ITEM 1. SECURITY AND ISSUER.

This statement relates to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Nerdy Inc., a Delaware corporation (formerly known as TPG Pace Tech Opportunities Corp.) (the “Company”). The Company’s principal executive offices are located at 101 S. Hanley Rd., Suite 300, St. Louis, Missouri 63105.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(c), (f). This statement is being filed by (1) TCV VIII (A), L.P., a Cayman Islands exempted limited partnership (“TCV VIII (A)”), (2) TCV VIII VT Master, L.P., a Cayman Islands exempted limited partnership (“TCV Master Fund”), (3) TCV VIII VT Master GP, LLC, a Cayman Islands exempted limited liability company (“Master GP”), (4) TCV VIII, L.P., a Cayman Islands exempted limited partnership (“TCV VIII”), (5) Technology Crossover Management VIII, L.P., a Cayman Islands exempted limited partnership (“TCM VIII”) and (6) Technology Crossover Management VIII, Ltd., a Cayman Islands exempted company (“Management VIII”). TCV VIII (A), TCV Master Fund, Master GP, TCV VIII, TCM VIII and Management VIII are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 10 hereto.

TCV VIII (A), TCV Master Fund, Master GP, TCV VIII, TCM VIII and Management VIII (collectively, the “TCV Entities”) are each principally engaged in the business of investing in securities of privately and publicly held companies. The general partner of TCV Master Fund is Master GP. The managing member of Master GP is TCV VIII. The direct general partner of TCV VIII and TCV VIII (A) is TCM VIII. The general partner of TCM VIII is Management VIII. The address of the principal business and office of each of the TCV Entities is 250 Middlefield Road, Menlo Park, California 94025.

(d), (e). During the last five years, none of the Reporting Persons has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities reported herein were received as consideration in connection with a Business Combination (as defined below).

On September 20, 2021 (the “Closing Date”), the Company, consummated the business combination (the “Closing”) pursuant to that certain Business Combination Agreement, dated as of January 28, 2021 (as amended on March 19, 2021, on July 14, 2021, on August 11, 2021 and on August 18, 2021, the “Business Combination Agreement”) by and among the Company, TPG Pace Tech Merger Sub LLC, a Delaware limited liability company (“TPG Pace Merger Sub”), Live Learning Technologies LLC, a Delaware limited liability company (“Nerdy LLC”), certain of the Reporting Persons and the other signatories party thereto. The transactions contemplated by the Business Combination Agreement are collectively referred to herein as the “Business Combination.”

Pursuant to the Business Combination Agreement and in connection therewith, TPG Pace Merger Sub merged with and into Nerdy LLC (the “Merger”), with Nerdy LLC (“OpCo”) surviving such merger, pursuant to which certain of the Reporting Persons exchanged their Nerdy LLC common units for a blended consideration consisting of cash, shares of the Company’s Class A Common Stock, warrants to purchase shares of Class A Common Stock (“Company Warrants”), limited liability company units in Nerdy LLC (the “OpCo Units”), shares of the Company’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”) in an equivalent number to the OpCo Units received, and warrants to purchase OpCo Units (“OpCo Warrants”).

The Business Combination was accomplished through an UpC structure, and the mix of consideration received reflects the implementation of such structure. Certain of the Reporting Persons are also entitled to receive additional future consideration with respect to the Business Combination in the form of amounts payable under the Tax Receivable Agreement as described in Item 6 below.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement and the Amendments thereto, included with this Statement as Exhibits 2 through 5 and are incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Common Stock for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, investigate, evaluate, discuss, negotiate or agree to acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions or otherwise and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of shares of Common Stock in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Company or third parties or through distributions to their respective partners, or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	(a), (b). As of the close of business on September 29, 2021, the Reporting Persons beneficially owned directly and/or indirectly the following shares:

				Number of shares as to which person has:
Name of Investor	Amount Beneficially Owned(1)		Percentage of Outstanding Shares(2)	Sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of	Shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of
TCV VIII VT Master, L.P.	17,496,879	(3)	16.2%	17,496,879	—
TCV VIII (A), L.P.	4,153,956	(4)	3.9%	4,153,956	—
TCV VIII VT Master GP, LLC	17,496,879		16.2%	17,496,879	—
TCV VIII, L.P.	17,496,879		16.2%	17,496,879	—
Technology Crossover Management VIII, L.P.	21,650,835		20.1%	21,650,835	—
Technology Crossover Management VIII, Ltd.	21,650,835		20.1%	21,650,835	—

(1)	Each of TCV VIII VT Master, L.P. (“TCV Master Fund”) and TCV VIII (A), L.P. (“TCV VIII (A)”) has the sole power to dispose or direct the disposition of the shares of Common Stock which it holds directly, and has the sole power to vote or direct the vote of such shares.

The general partner of TCV Master Fund is TCV VIII VT Master GP, LLC (“Master GP”). The managing member of Master GP is TCV VIII, L.P. (“TCV VIII”). The direct general partner of TCV VIII and TCV VIII (A) is Technology Crossover Management VIII, L.P. (“TCM VIII”). The general partner of TCM VIII is Technology Crossover Management VIII, Ltd. (“Management VIII”). Each of Master GP, TCV VIII, TCM VIII and Management VIII may be deemed to have sole power to dispose or direct the disposition of the shares of Common Stock held by TCV Master Fund. TCM VIII and Management VIII may be deemed to have sole power to dispose or direct the disposition of the shares of Common Stock held by TCV VIII (A).

Each of Master GP, TCV VIII, TCM VIII and Management VIII disclaims beneficial ownership of the shares of Common Stock except to the extent of any pecuniary interest therein.

(2)	All percentages in this table are based on 90,266,581 shares of Class A Common Stock issued and outstanding as of September 20, 2021, the Closing Date of the Business Combination, and assume full exercise of the Company Warrants and OpCo Warrants and full conversion of the OpCo Units (including from the exercise of the OpCo Warrants).

(3)	Consists of the following held by TCV Master Fund: (i) 16,187,783 OpCo Units, which, together with the equal amount of Class B Common Stock held by the Reporting Person, are exchangeable (following the six-month anniversary of the Closing) for either cash or shares of Class A Common Stock on a one-for-one basis at the Company’s election and (ii) 496,554 OpCo Warrants (the exercise of which would result in the issuance of OpCo Units and a corresponding number of Class B Common Stock, which together would then be exchangeable for either cash or shares of Class A Common Stock). Includes 812,542 OpCo Units, with a corresponding number of shares of Class B Common Stock, which were received as earn-out consideration and are subject to potential forfeiture if certain trading price thresholds are not met within five years of the Closing Date.

(4)	Consists of the following held by TCV VIII (A): (i) 3,843,155 shares of Class A Common Stock and (ii) 117,890 warrants to purchase shares of Class A Common Stock. Includes 192,911 shares of Class A Common Stock, which were received as earn-out consideration and are subject to potential forfeiture if certain trading price thresholds are not met within five years of the Closing Date.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c).          Please see Item 3 above. Pursuant to the terms of the Business Combination Agreement, TCV VIII (A) acquired 3,843,155 shares of Class A Common Stock and 117,890 warrants to purchase shares of Class A Common Stock, and TCV Master Fund acquired 16,187,783 OpCo Units, with a corresponding number of shares of Class B Common Stock, and 496,554 OpCo Warrants.

(d).          Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Persons.

(e).          Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Stockholders’ Agreement

Concurrently with the execution of the Business Combination Agreement, the Company, TPG Pace Tech Opportunities Sponsor, Series LLC, a Delaware limited liability company (“Sponsor”), certain of the Reporting Persons and the other stockholders party thereto entered into the Stockholders’ Agreement, which governs certain rights and obligations of the parties, and, among other things, sets forth certain requirements regarding the composition of the Nerdy Inc. Board.

Under the Stockholders’ Agreement, the Nerdy Inc. Board will be, subject to certain exceptions, comprised of seven members, divided into three classes, comprised of three directors designated by Cohn; one director designated by Learn Capital; one director designated by TCV VIII (A); one director designated by Sponsor; and one director nominated in accordance with Nerdy Inc.’s constituent documents who meets certain diversity and independence standards. Cohn’s nomination rights will be reduced in relation to his ownership percentage. The nomination rights of each of Sponsor, Learn Capital and TCV VIII (A) will continue for so long as it and its affiliates hold at least 50% of the Common Stock such party holds at the Closing. In addition, the Stockholders’ Agreement sets forth certain transfer restrictions with respect to the Class A Common Stock, including a six-month lock-up provision.

Registration Rights Agreement

On the Closing Date, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain holders of Class A Common Stock and private placement warrants (the “RRA Holders”), pursuant to which the Company will be obligated, subject to the terms thereof and in the manner contemplated thereby, to register for resale under the Securities Act, all or any portion of the shares of Class A Common Stock and private placement warrants held by the RRA Holders as of the date of the Registration Rights Agreement, and that they may acquire thereafter, including upon the conversion, exchange or redemption of any other security therefor (the “Registrable Securities”). Under the Registration Rights Agreement, the Company agreed to use commercially reasonable efforts to file a registration statement covering the Registrable Securities held by the RRA Holders within 30 days after the Closing Date and to provide certain RRA Holders with certain customary demand and “piggyback” registration rights.

Tax Receivable Agreement

On the Closing Date, the Company entered into a tax receivable agreement (the “Tax Receivable Agreement”) with holders of OpCo Units (the “TRA Holders”). The Tax Receivable Agreement generally provides for the payment by the Company to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that the Company actually realizes in periods after the Business Combination as a result of: (i) certain increases in tax basis that occur as a result of (A) the Business Combination (including as a result of cash received in the Business Combination and debt repayment occurring in connection with the Business Combination) or (B) exercises of the redemption or call rights set forth in the OpCo LLC Agreement; and (ii) imputed interest deemed to be paid by the Company and additional basis arising from any payments under the Tax Receivable Agreement. The rights of the TRA Holders (including the right to receive payments) under the Tax Receivable Agreement are transferable by the TRA Holders as long as the transferee of such rights has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to the Tax Receivable Agreement. Payments generally will be made under the Tax Receivable Agreement as the Company realizes actual cash tax savings in periods after consummation of the Business Combination from the tax benefits covered by the Tax Receivable Agreement.

Second Amended and Restated Limited Liability Company Agreement of OpCo

Following the Closing, the Company will operate its business through OpCo. On the Closing Date, the Company and the other holders of OpCo Units entered into the Second Amended and Restated Limited Liability Company Agreement of OpCo (the “OpCo LLC Agreement”), which sets forth the rights and obligations of the holders of OpCo Units, including the redemption right (together with the surrender and delivery of the same number of shares of Class B Common Stock) for an equivalent number of shares of Class A Common Stock, the exercise of which is subject to a six-month lock-up provision. Under the OpCo LLC Agreement, OpCo will be managed by a five person board of managers, composed of three persons that were designated by the Company and two persons that were designated by holders of a majority of the OpCo Units held by members of OpCo other than the Company.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Stockholders’ Agreement, Registration Rights Agreement, Tax Receivables Agreement and OpCo LLC Agreement included with this Statement as Exhibits 6 through 9, respectively, and incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Business Combination Agreement, dated January 28, 2021 (incorporated by reference to Annex A-I to the Company’s 424b3, filed on August 19, 2021)

Exhibit 2 - First Amendment to the Business Combination Agreement, dated March 19, 2021 (incorporated by reference to Annex A-II to the Company’s 424b3, filed on August 19, 2021)

Exhibit 3 - Second Amendment to the Business Combination Agreement, dated July 14, 2021 (incorporated by reference to Annex A-III to the Company’s 424b3, filed on August 19, 2021)

Exhibit 4 - Third Amendment to the Business Combination Agreement, dated August 11, 2021 (incorporated by reference to Annex A-IV to the Company’s 424b3, filed on August 19, 2021)

Exhibit 5 - Fourth Amendment to the Business Combination Agreement, dated August 18, 2021 (incorporated by reference to Annex A-V to the Company’s 424b3, filed on August 19, 2021)

Exhibit 6 - Stockholders’ Agreement, dated January 28, 2021 (incorporated by reference to Annex E to the Company’s 424b3, filed on August 19, 2021)

Exhibit 7 - Registration Rights Agreement, dated September 20, 2021 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on September 24, 2021)

Exhibit 8 - Tax Receivable Agreement, dated September 20, 2021 (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on September 24, 2021)

Exhibit 9 - Second Amended and Restated Limited Liability Company Agreement of OpCo (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on September 24, 2021)

Exhibit 10 - Joint Filing Agreement, dated September 30, 2021

Exhibit 11 - Statement Appointing Designated Filer and Authorized Signatories dated February 14, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule 13G relating to the ordinary shares of Spotify Technology S.A. filed on February 14, 2019)

Exhibit 12 - Statement Appointing Designated Filer and Authorized Signatories dated September 30, 2021 (incorporated by reference to 24.1 to the Form 3 relating to the securities of Nerdy Inc. filed on September 30, 2021)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2021

TCV VIII (A), L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VIII VT MASTER, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VIII VT MASTER GP, LLC

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VIII, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VIII, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VIII, LTD.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory